UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File No.: 000-30668

NOVA LTD.

(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record Third Quarter 2026 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statement on Form S-8, filed with the Securities and Exchange Commission on August 25, 2017 (File No. 333-220158).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026

NOVA LTD. (Registrant) By: /s/ Guy Kizner —————————————— Guy Kizner Chief Financial Officer

Company Contact:

Guy Kizner, Chief Financial Officer

Tel: +972-73-229-5760

E-mail - investors@novami.com

Nova website link - https://www.novami.com/

Investor Relations Contact:

Miri Segal MS-IR LLC

E-mail - msegal@ms-ir.com

Nova Reports Record Third Quarter 2026 Financial Results

REHOVOT, Israel - November 5, 2026 - Nova (Nasdaq: NVMI) today announced financial results for the third quarter, the three-month period ended September 30, 2026.

Third Quarter 2026 Highlights:

•	Record quarterly revenue of $287.8 million, 13% increase QoQ, and up 28% YoY.

•	Record GAAP net income of $90.0 million, or $2.64 per diluted share, 20% increase QoQ, and up 39% YoY.

•	Record non-GAAP net income of $98.4 million, or $2.86 per diluted share, 14% increase QoQ, and up 32% YoY.

•	Record revenue from Advanced Packaging solutions, driven by capacity expansions in HBM and advanced logic

•	Record revenue from memory devices, driven by demand for dimensional and materials metrology solutions

GAAP Results (K)

	Q3 2026	Q2 2026	Q3 2025
Revenues	$287,841	$254,958	$224,608
Net Income	$89,960	$75,010	$61,421
Earnings per Diluted Share	$2.64	$2.20	$1.90

Non-GAAP Results (K)

	Q3 2026	Q2 2026	Q3 2025
Net Income	$98,405	$86,459	$69,991
Earnings per Diluted Share	$2.86	$2.51	$2.16

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“We delivered an exceptional third quarter, achieving record revenue and profitability while broadening our position across the semiconductor industry's most important growth areas,” said Gaby Waisman, President and CEO. “Record revenue in memory and advanced packaging, together with strong demand from logic customers, reflects both the strength of the current investment cycle and the growing adoption of Nova's solutions in critical applications. Supported by enhanced visibility into customer investment plans, we remain confident in our ability to capture opportunities created by the industry's most advanced technology transitions.”

2026 Fourth Quarter Financial Outlook

Management provided an outlook for the fourth quarter, the period ending December 31, 2026. Based on current estimates, management expects:

•	$305 million to $315 million in revenue

•	$2.78 to $2.93 in diluted GAAP EPS

•	$3.03 to $3.18 in diluted non-GAAP EPS

2026 Third Quarter Results

Total revenues for the third quarter of 2026 were $287.8 million, an increase of 13% compared with the second quarter of 2026 and an increase of 28% compared with the third quarter of 2025.

Gross margin in the third quarter of 2026 was 57.7%, compared with 56.5% in the second quarter of 2026 and 56.7% in the third quarter of 2025.

Operating expenses in the third quarter of 2026 were $73.3 million, compared with $68.0 million in the second quarter of 2026 and $63.6 million in the third quarter of 2025.

On a GAAP basis, the Company reported net income of $90.0 million, or $2.64 per diluted share, in the third quarter of 2026. This is compared with net income of $75.0 million, or $2.20 per diluted share, in the second quarter of 2026, and $61.4 million, or $1.90 per diluted share, in the third quarter of 2025.

On a non-GAAP basis, the Company reported net income of $98.4 million, or $2.86 per diluted share, in the third quarter of 2026. This is compared with net income of $86.5 million, or $2.51 per diluted share, in the second quarter of 2026, and $70.0 million, or $2.16 per diluted share, in the third quarter of 2025.

Conference Call Information

Nova will host a conference call today, November 5, 2026, at 8:30 a.m. Eastern Time, to discuss the Company’s third quarter of 2026 financial results and outlook. To attend the conference call, please dial one of the following teleconference numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427

ISRAEL Dial-in Number: +972 3-374-1008

INTERNATIONAL Dial-in Number: 1-412-317-0519

At:

8:30 a.m. Eastern Time

5:30 a.m. Pacific Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from November 5, 2026, at 11:30 a.m. Eastern Time until November 12, 2026. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-855-669-9658

Replay Dial-in INTERNATIONAL: 1-412-317-0088

Replay Pin Number: 4753512

A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, inventory step-up, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of debt issuance costs, discrete tax reserve release, net and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: risks related to information technology security threats, sophisticated computer crime, and data privacy; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies and taxation; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure; risks related to the use of artificial intelligence technologies; challenges related to implementing our new ERP system; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including Israel’s conflicts with certain parties in the region; risks related to our convertible senior notes and capped call transactions; currency fluctuations and quarterly fluctuations in our operating results; and risks related to additional costs and expenses if there is a change in our status as a foreign private issuer. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission on February 17, 2026. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands) - (Unaudited)

	As of
	September 30,	December 31,
ASSETS	2026	2025
Current assets
Cash and cash equivalents	188,156	214,462
Short-term interest-bearing bank deposits	395,865	512,250
Marketable securities	493,297	321,798
Trade accounts receivable, net	197,938	151,929
Inventories	200,731	183,671
Other current assets	41,724	26,692
Total current assets	1,517,711	1,410,802
Non-current assets
Marketable securities	711,846	584,731
Interest-bearing bank deposits and restricted deposits	11,448	12,508
Deferred tax assets	36,347	38,819
Operating lease right-of-use assets	55,366	57,731
Property plant and equipment, net	98,909	102,625
Intangible assets, net	37,546	45,819
Goodwill	88,425	90,807
Other long-term assets	18,529	16,704
Total non-current assets	1,058,416	949,744
Total assets	2,576,127	2,360,546
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	78,208	46,982
Deferred revenues	64,949	67,163
Operating lease current liabilities	9,992	8,204
Other current liabilities	91,110	102,186
Total current liabilities	244,259	224,535
Non-current liabilities
Convertible senior notes, net	734,559	731,680
Operating lease long-term liabilities	57,448	59,271
Long-term deferred tax liability	7,625	10,221
Other long-term liabilities	20,565	16,591
Total non-current liabilities	820,197	817,763
Shareholders' equity	1,511,671	1,318,248
Total liabilities and shareholders' equity	2,576,127	2,360,546

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Revenues:
Products	231,861	178,873	619,596	530,644
Services	55,980	45,735	158,511	127,309
Total revenues	287,841	224,608	778,107	657,953
Total cost of revenues	121,720	97,190	332,137	280,986
Gross profit	166,121	127,418	445,970	376,967
Operating expenses:
Research and development, net	42,165	36,740	118,505	105,420
Sales and marketing	23,666	20,243	65,263	59,892
General and administrative	7,457	6,575	22,348	18,920
Total operating expenses	73,288	63,558	206,116	184,232
Operating income	92,833	63,860	239,854	192,735
Financing income, net	16,757	9,540	42,725	37,654
Income before taxes on income	109,590	73,400	282,579	230,389
Income tax expenses	19,630	11,979	48,350	35,854
Net income for the period	89,960	61,421	234,229	194,535

Earnings per share:
Basic	2.83	2.05	7.36	6.57
Diluted	2.64	1.90	6.87	6.10

Shares used in calculation of earnings per share (in thousands):
Basic	31,821	29,936	31,807	29,602
Diluted	34,426	32,470	34,442	32,028

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands) - (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Cash flows from operating activities:
Net income	89,960	61,421	234,229	194,535
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,735	3,374	10,919	9,702
Amortization of intangible assets	2,274	2,309	6,888	6,353
Amortization of premium and accretion of discount on marketable securities, net	(1,413)	(1,305)	(4,080)	(4,193)
Amortization of debt issuance costs	971	448	2,879	1,016
Share-based compensation	7,079	6,681	21,148	19,314
Net effect of exchange rate fluctuation	(335)	(2,329)	(1,087)	(17,385)
Changes in assets and liabilities:
Trade accounts receivable, net	12,138	(6,498)	(47,235)	(18)
Inventories	(16,080)	(2,699)	(19,153)	(18,093)
Other current and long-term assets	(2,804)	(8,603)	(17,588)	(14,533)
Deferred tax, net	(259)	(3,483)	695	(9,627)
Operating lease right-of-use assets	1,338	4,122	2,347	2,241
Trade accounts payable	11,593	(2,882)	30,949	(4,599)
Deferred revenues	18,355	8,018	(5,129)	(4,413)
Operating lease liabilities	(2,468)	(3,208)	(17)	1,160
Other current and long-term liabilities	13,963	15,844	3,003	23,605
Accrued severance pay, net	35	65	309	420
Net cash provided by operating activities	138,082	71,275	219,077	185,485
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	-	(56,355)
Change in short-term and long-term interest-bearing bank deposits	1,270	29,057	117,498	28,928
Investment in marketable securities	(172,319)	(509,522)	(666,902)	(666,321)
Proceeds from maturity of marketable securities	140,224	92,032	354,840	222,192
Proceeds from sales of marketable securities	494	494	494	494
Purchase of property and equipment	(6,353)	(4,333)	(12,896)	(15,928)
Net cash provided by (used in) investing activities	(36,684)	(392,272)	(206,966)	(486,990)
Cash flows from financing activities:
Proceeds from issuance of convertible senior notes	-	750,000	-	750,000
Issuance costs of convertible senior notes	-	(17,738)	-	(17,738)
Purchase of capped calls	-	(51,826)	-	(51,826)
Purchases of treasury shares	(38,461)	-	(38,461)	(20,002)
Net cash used in financing activities	(38,461)	680,436	(38,461)	660,434
Effect of exchange rate fluctuations on cash and cash equivalents	373	1,631	(274)	5,243
Changes in cash and cash equivalents and restricted cash	63,310	361,070	(26,624)	364,172
Cash and cash equivalents and restricted cash -beginning of period	124,846	160,881	214,780	157,779
Cash and cash equivalents and restricted cash - end of period	188,156	521,951	188,156	521,951

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	September 30, 2026	June 30, 2026	September 30, 2025
GAAP gross profit	166,121	144,161	127,418
Stock-based compensation*	1,997	1,923	1,901
Amortization of acquired intangible assets	2,081	2,105	2,113
Non-GAAP gross profit	170,199	148,189	131,432
GAAP gross margin as a percentage of revenues	58%	57%	57%
Non-GAAP gross margin as a percentage of revenues	59%	58%	59%

GAAP operating income	92,833	76,185	63,860
Stock-based compensation*	7,079	6,764	6,681
Amortization of acquired intangible assets	2,274	2,299	2,309
Non-GAAP operating income	102,186	85,248	72,850
GAAP operating margin as a percentage of revenues	32%	30%	28%
Non-GAAP operating margin as a percentage of revenues	36%	33%	32%

GAAP net income	89,960	75,010	61,421
Stock-based compensation*	7,079	6,764	6,681
Amortization of acquired intangible assets	2,274	2,299	2,309
Amortization of debt issuance costs	971	958	448
Revaluation of operating lease and intercompany loans	(453)	3,398	762
Tax effect of non-GAAP adjustments	(1,426)	(1,970)	(1,630)
Non-GAAP net income	98,405	86,459	69,991

GAAP basic earnings per share	2.83	2.36	2.05
Non-GAAP basic earnings per share	3.09	2.72	2.34

GAAP diluted earnings per share	2.64	2.20	1.90
Non-GAAP diluted earnings per share	2.86	2.51	2.16

Shares used for calculation of earnings per share (in thousands):
Basic	31,821	31,800	29,936
Diluted	34,426	34,450	32,470

* Stock-based compensation for the three months ended September 30, 2026, included in - Cost of revenues – 1,997; Research and development, net – 3,026; Sales and marketing - 1,430; General and administrative - 626.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FOURTH QUARTER 2026
GAAP TO NON-GAAP GUIDANCE

(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	2.78	2.93
Estimated non-GAAP items:
Stock-based compensation	0.23	0.23
Amortization of acquired intangible assets	0.07	0.07
Tax effect of non-GAAP adjustments	(0.05)	(0.05)
Estimated non-GAAP net income per diluted share	3.03	3.18